EXHIBIT 2.7

PBAA Fund Ltd.
Omar Hodge Building, 2nd floor
325 Waterfront Drive
Wickams Cay 1
Road Town, Tortola
British Virgin Islands

                                                               November 21, 2003

IA Global, Inc.
533 Airport Boulevard, Suite 400
Burlingame, California 94010
U.S.A.

Re: Notice of Intent to Convert 100 Million Yen Intracompany Loan to IA Global
    Common Stock

Gentlemen:

Reference is made to the Intracompany Loan Agreement ("Loan"), dated January 31, 2003 between IA Global, Inc. ("IAO"), a Delaware corporation, and PBAA FUND LTD. ("PBAA), an open ended limited liability investment company incorporated in the British Virgin Islands.

Whereas, PBAA provided the Loan of 100 million Yen with interest at 4.5% for working capital purposes, and

Whereas, the Loan and interest is due January 31, 2004, and

Whereas, the balance due as of November 21, 2003 is 100 million Yen plus interest of 3,624,658 Yen, and

Whereas, IAO may at any time on or before January 31, 2004 request a one-year extension to the term of the Loan to January 31, 2005 (the "Deferred Maturity Date"), which PBAA may elect to grant in its sole and absolute discretion. In the event that IAO so requests such extension in writing by January 31, 2004, then payment of the principal amount of the Loan shall be automatically deferred until February 28, 2004, and no Event of Default shall deemed to have occurred with respect to the non-payment of the Loan until February 28, 2004, and

Whereas, interest on the outstanding principal amount shall be due and payable on the Initial Maturity Date. If IAO has requested and PBAA has granted a one-year extension of the Loan to the Deferred Maturity Date, interest for such second year of term of the Loan shall be due and payable on the Deferred Maturity Date, and

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Whereas, IAO shall be entitled to prepay the Loan at any time after March 31,
2003, provided that any prepayment must be made in multiples of (Y)25,000,000 (each a "Permitted Prepayment"). Each Permitted Prepayment must be accompanied by interest accrued on the amount tendered for prepayment and a cash penalty for prepayment ("Prepayment Penalty") calculated as follows: the amount of the Permitted Prepayment multiplied by .0000547945205479452 multiplied by the number of days elapsed from January 31, 2003 to the date the Permitted Prepayment is made. From and after the Initial Maturity Date, no Prepayment Penalty will be due on any payments of principal hereunder. Other than as described in this paragraph, the Loan may not be prepaid prior to the Initial Maturity Date without the prior written consent of PBAA, and

Whereas, on and after the Initial Maturity Date and until the entire principal amount of the Loan and all interest due thereon has been paid, the PBAA shall have the right, at any time and from time to time, at the option of the Holder and in its sole discretion, to convert the then-outstanding principal amount of this Note and any then-unpaid and outstanding interest, penalties or fees due to PBAA pursuant to this Note, into shares of the Common Stock of the Borrower as described in this SECTION 2 ("Conversion Right"). The Conversion Right shall be exercised by written notice from PBAA to IAO (the "Conversion Notice") specifying the amount of the Loan to be converted. This Note shall be canceled on the date of exercise of a Conversion Right to the extent of the amount of the Loan converted and PBAA shall surrender this Note at the principal office of IAO on such date for cancellation or annotation (as applicable), and

Whereas, the price applicable to the Conversion Right (the "Conversion Price"), per share of Common Stock into which the Loan or any part thereof is so converted, shall be the Japanese Yen Equivalent of 80% of the average of the US Dollar closing trading price of the Common Stock on the American Stock Exchange in the twenty (20) consecutive trading days immediately prior to the date of the Conversion Notice, or, if the Common Stock is not then traded on the American Stock Exchange, the closing bid price for the Common Stock as reported by the National Association of Securities Dealers Automated Quotation System Inc. or such other primary exchange or stock bulletin board on which the Common Stock is traded. For the purposes of calculating the Conversion Price, the Yen equivalent of any US Dollar amount shall be calculated using the average of the Japanese Yen/US Dollar exchange rate published in the Asian Wall Street Journal in the twenty (20) consecutive trading days immediately prior to the Conversion Notice.

For due and fair consideration, PBAA hereby requests to convert the Note, as of November 21, 2003 into 3,163,436 shares of Common Stock of IAO. The Note is enclosed herewith for cancellation. This is based on the average share price of $.30 per share or a 15.5% discount and the average exchange rate of 109.19.

PBAA understands and acknowledges that any conversion of the Note into the common stock of IA Global (the "Common Stock") may be subject to the taking of certain actions by the stockholders of IAO.

PBAA understands and acknowledges that the Common Stock to be issued to PBAA have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and that the Common Stock must be held indefinitely unless subsequently registered under the Securities Act or their sale is permitted pursuant to an available exemption from such registration requirement.

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PBAA represents and warrants to IA Global it has received all the information it considers necessary or appropriate for deciding whether to convert the Note into the Common Stock. PBAA further represents that it has had an opportunity to ask questions and receive answers from IAO regarding the terms and conditions of such securities and the business, properties, prospects and financial condition of IAO.

Please send a certificate representing the shares of Common Stock to the undersigned at the above address.

                                        Sincerely,

                                        PBAA Fund Ltd.

                                        By:   /s/ Hiroki Isobe

                                        Hiroki Isobe, Director

Accepted and Approved
As of November 21, 2003

IA Global, Inc.


By:     /s/ Satoru Hirai

      Satoru Hirai
     Chief Operating Officer and Chief Financial Officer



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